UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

TC Biopharm (Holdings) plc (the “Company”) has received a written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC. (“Nasdaq”) dated July 15, 2022, indicating that the Company no longer meets the continued listing requirement of a minimum Market Value of Listed Securities (“MVLS”) for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2), because the market value of the Company’s American Depositary Shares (the “ADSs”) for the last 30 consecutive business days was below the minimum requirement of $35,000,000. This notification does not impact the listing and trading of the Company’s ADSs at this time.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until January 11, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s MVLS requirement. If at any time during this compliance period the Company’s MVLS closes at $35,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVLS requirement and this matter will be closed.

If the Company does not regain compliance with the MVLS by January 11, 2023, the Company’s ADSs will become subject to delisting. In the event that the Company receives notice that its ADSs is being delisted, the Nasdaq listing rules permit the Company to appeal a delisting determination by the Staff to a hearings panel.

The Company continues to execute its business plan and is looking into various options available to regain compliance with Nasdaq’s continued listing standards and maintain its continued listing on the Nasdaq Capital Market. However, there can be no assurance that the Company will be able to regain compliance with the MVLS requirement or will otherwise be in compliance with other Nasdaq listing rules.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: July 21, 2022

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